UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number 001-14370

COMPANIA DE MINAS BUENAVENTURA S.A.A.
(Exact name of registrant as specified in its charter)

BUENAVENTURA MINING COMPANY INC.
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑÍA DE MINAS BUENAVENTURA S.A.A.

By: /s/ DANIEL DOMINGUEZ

Name: Daniel Dominguez

Title: Chief Financial Officer

Date: October 28, 2021

Buenaventura Announces
Third Quarter and Nine-month 2021 Results

Lima, Peru, October 28, 2021 – Compañia de Minas Buenaventura S.A.A. (“Buenaventura” or “the Company”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly-traded precious metals mining company, today announced results for the third quarter (3Q21) and nine-month period (9M21) ended September 30, 2021.  All figures have been prepared in accordance with IFRS (International Financial Reporting Standards) on a non-GAAP basis and are stated in U.S. dollars (US$).

Third Quarter and Nine-month 2021 Highlights:
●
3Q21 EBITDA from direct operations reached US$ 39.5 million, compared to US$ 68.5 million reported in 3Q20. 9M21 EBITDA from direct operations reached US$ 141.6 million; an increase as compared to US$ 88.1 million for the 9M20.

●
3Q21 Adjusted EBITDA including associated companies reached US$ 183.7 million, compared to US$ 183.9 million in 3Q20. 9M21 Adjusted EBITDA including associates reached US$ 593.3 million; a significant increase as compared to US$ 298.5 million for the 9M20.

●
3Q21 net loss reached US$ 91.9 million, compared to a US$ 14.9 million net income for the same period in 2020. 9M21 net loss was US$ 39.3 million, compared to a US$ 68.9 million net loss in the 9M20.  It is important note that net loss for the 3Q21 and 9M21 was impacted by a US$ 66.4 million Yanacocha impairment, corresponding to BVN’s equity ownership position in this asset.

●
Aligned with the Company’s strategy to focus primarily on exploration, 3Q21 exploration at operating units increased to US$ 17.1 million, compared to US$ 7.6 million in 3Q20. 9M21 exploration at operating units increased to US$ 40.9 million, compared to US$ 16.1 million in 9M20.

●	3Q21 capital expenditures were US$ 24.0 million, compared to US$ 12.9 million for the same period in 2020. 9M21 capital expenditures reached US$ 58.5 million, compared to US$ 35.2 million in 9M20.
●	Cost Applicable to Sales (CAS) for the 9M21 reflects a US$ 43.8 million impact due to COVID-19-related expenses.
●	Buenaventura’s cash position reached US$ 287.9 million as of September 30, 2021.
●
Mining and ore processing activities were suspended at the Uchucchacua mine in line with Buenaventura’s strategy to reduce costs and become cash neutral while enabling the Company to focus on underground exploration and optimize the current reserve exploitation sequence with a gradual operations re-start.

Financial Highlights (in millions of US$, except EPS figures):

	3Q21	3Q20	Var	9M21	9M20	Var
Total Revenues	220.4	228.2	-3%	647.1	440.5	47%
Operating Income	-13.6	12.7	N.A.	-19.7	-64.8	70%
EBITDA Direct Operations	39.5	68.5	-42%	141.6	88.1	61%
EBITDA Including Affiliates	183.7	183.9	0%	593.3	298.5	99%
Net Income	-91.6	14.9	-714%	-39.3	-68.9	-43%
EPS	-0.36	0.06	-714%	-0.15	-0.27	-43%

(*) As of September 30, 2021, Buenaventura had a weighted average number of shares outstanding of 253,986,867.

Compañía de Minas Buenaventura S.A.A. Third Quarter 2021 Results Page 2 of 25

Operating Revenues

3Q21 net sales were US$ 216.9 million, as compared to US$ 223.4 million reported in 3Q20; a slight year-on-year decrease driven by lower gold and silver prices during the quarter and a decrease in gold, lead and zinc volume sold.

3Q21 royalty income decreased 28% to US$ 3.4 million, from US$ 4.8 million in 3Q20. This was due to a 26% decrease in Yanacocha revenues.

Operating Highlights	3Q21	3Q20%		9M21	9M20%
Net Sales (in millions of US$)	216.9	223.4	-3%	634.8	426.4	49%
Average Realized Gold Price (US$/oz) (1) (2)	1,764	1,939	-9%	1,771	1,835	-3%
Average Realized Gold Price (US$/oz) Inc. Affiliates (2)(3)	1,770	1,923	-8%	1,783	1,766	1%
Average Realized Silver Price (US$/oz) (1) (2)	23.94	27.19	-12%	25.98	20.92	24%
Average Realized Lead Price (US$/MT) (1) (2)	2,412	1,659	45%	2,249	1,620	39%
Average Realized Zinc Price (US$/MT) (1) (2)	3,048	2,349	30%	3,088	2,005	54%
Average Realized Copper Price (US$/MT) (1) (2)	9,488	6,448	47%	9,553	5,875	63%

Volume Sold	3Q21	3Q20%		9M21	9M20%
Consolidated Gold Oz (1)	40,633	42,462	-4%	100,396	87,537	15%
Gold Oz including Associated Companies (3)	81,946	87,713	-7%	221,324	229,565	-4%
Consolidated Silver Oz (1)	3,426,079	2,794,158	23%	10,107,830	7,264,405	39%
Consolidated Lead MT (1)	5,918	9,493	-38%	17,435	20,850	-16%
Consolidated Zinc MT (1)	11,114	20,347	-45%	34,396	40,402	-15%
Consolidated Copper MT (1)	8,691	8,811	-1%	26,207	20,034	31%

(1)	Buenaventura Consolidated figure includes 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.
(2)	The realized price takes into account the adjustments of quotational periods.
(3)	Considers 100% of Buenaventura’s operating units, 100% of La Zanja, 100% of El Brocal, 40.095% of Coimolache and 43.65% of Yanacocha.

Compañía de Minas Buenaventura S.A.A. Third Quarter 2021 Results Page 3 of 25

Production and Operating Costs

Buenaventura’s 3Q21 equity gold production was 80,263 ounces, compared to 81,595 ounces produced in 3Q20. Silver equity production increased by 20% year on year. Lead equity production decreased by 23% year on year. Additionally, zinc equity production decreased by 32% year on year. The Company’s 3Q21 copper production decreased slightly year on year, by 1%.

Equity Production	3Q21	3Q20%		9M21	9M20%
Gold Oz Direct Operations(1)	39,927	36,115	11%	97,385	90,071	8%
Gold Oz including Associated(2) Companies	80,263	81,595	-2%	216,551	232,776	-7%
Silver Oz Direct Operations(1)	3,315,672	2,437,019	36%	9,744,092	7,442,716	31%
Silver Oz including Associated Companies	3,556,937	2,975,584	20%	10,574,783	8,780,896	20%
Lead MT	5,614	7,331	-23%	16,203	17,617	-8%
Zinc MT	10,810	15,904	-32%	32,136	32,768	-2%
Copper MT Direct Operations(1)	5,618	5,667	-1%	16,958	13,193	29%
Copper MT including Associated Companies(3)	25,665	24,996	3%	74,581	66,362	12%

Consolidated Production	3Q21	3Q20%		9M21	9M20%
Gold Oz(4)	44,796	39,797	13%	109,023	98,690	10%
Silver Oz(4)	3,898,613	3,021,550	29%	11,574,925	8,397,762	38%
Lead MT(4)	6,676	10,487	-36%	19,175	23,723	-19%
Zinc MT(4)	14,254	24,497	-42%	42,839	48,859	-12%
Copper MT(4)	9,146	9,211	-1%	27,606	21,430	29%

(1)	Buenaventura’s Direct Operations includes 100% of Buenaventura’s operating units, 53.06% of La Zanja and 61.43% of El Brocal.
(2)	Based on 100% of Buenaventura´s operating units, 53.06% of La Zanja, 61.43% of el Brocal, 40.095% of Coimolache and 43.65% of Yanacocha.
(3)	Based on 100% of Buenaventura´s operating units, 61.43% of el Brocal and 19.58% of Cerro Verde.
(4)	Based on 100% of Buenaventura’s operating units, 100% of La Zanja and 100% of El Brocal.

Compañía de Minas Buenaventura S.A.A. Third Quarter 2021 Results Page 4 of 25

Tambomayo (100% owned by Buenaventura)

Production
		3Q21	3Q20	Var %	9M21	9M20	Var %
Gold	Oz	17,837	16,108	11%	51,148	47,778	7%
Silver	Oz	509,836	395,913	29%	1,227,151	1,191,454	3%

Cost Applicable to Sales
		3Q21	3Q20	Var %	9M21	9M20	Var %
Gold	US$/Oz	973	821	18%	922	910	1%

3Q21 gold production at Tambomayo increased 11% year on year, primarily due to a 36% increase in ore milled. However, gold grade decreased by 26% during the quarter due to the change in ore stope sequencing. A gradual gold grade recovery is expected during the fourth quarter of 2021.

Cost Applicable to Sales (CAS) increased to 973 US$/Oz in 3Q21, from 821 US$/Oz in 3Q20, primarily due to a year on year increase in concentrates sold with a correlating 70% increase in commercial deductions, as the Company sold more doré  bars during the third quarter 2020. Third quarter 2021 CAS also increased during the third quarter 2021 due to mine development ground support which was more significant than expected. COVID-19 related expenses also increased by US$ 0.3 M, year on year.

Orcopampa (100% owned by Buenaventura)

Production
		3Q21	3Q20	Var %	9M21	9M20	Var %
Gold	Oz	15,547	15,096	3%	30,663	30,869	-1%
Silver	Oz	4,716	2,774	70%	7,539	6,655	13%

Cost Applicable to Sales
		3Q21	3Q20	Var %	9M21	9M20	Var %
Gold	US$/Oz	1,147	754	52%	1,476	820	80%

Increased 3Q21 gold production at Orcopampa was primarily due to a 176% year on year increase in ore volume treated. The increase in ore treated resulted from early production from the Pucara Ramal 4, 5 and 6 vein system and low grade stockpiles near the processing plant. Cost Applicable to Sales (CAS) increased to 1,147 US$/Oz in 3Q21, compared to 754 US$/Oz in 3Q20, primarily due to a 166% increase in exploration expenses. COVID-19 related expenses also increased by US$ 0.9 M year on year.

La Zanja (53.06% owned by Buenaventura)

Production
		3Q21	3Q20	Var %	9M21	9M20	Var %
Gold	Oz	5,967	5,087	17%	14,322	11,411	26%
Silver	Oz	24,011	29,728	-19%	71,573	57,558	24%

Cost Applicable to Sales
		3Q21	3Q20	Var %	9M21	9M20	Var %
Gold	US$/Oz	1,763	1,689	4%	1,716	1,706	1%

Compañía de Minas Buenaventura S.A.A. Third Quarter 2021 Results Page 5 of 25

3Q21 gold production increased by 17% year on year due to increased volume treated with a positive gold grade reconciliation of the Pampa Verde open pit Phase 4. 3Q21 Cost Applicable to Sales (CAS) was 1,763 US$/Oz; a 4% increase compared to 1,689 US$/Oz in 3Q20 primarily due to an increase in exploration costs, to reach US$ 139k for the third quarter 2021. COVID-19 related expenses also increased by US$ 0.6 M year on year.

Coimolache (40.10% owned by Buenaventura)

Production
		3Q21	3Q20	Var %	9M21	9M20	Var %
Gold	Oz	29,597	26,473	12%	86,107	62,517	38%
Silver	Oz	159,072	187,379	-15%	526,393	454,337	16%

Cost Applicable to Sales
		3Q21	3Q20	Var %	9M21	9M20	Var %
Gold	US$/Oz	973	800	22%	1,213	884	37%

3Q21 gold production at Coimolache increased by 12% year on year, primarily due to a 5% increase in gold grade driven by a positive reconciliation at the Cienaga and Mirador open pits. The recovery rate also increased by 39% despite a decrease in ore treated. 3Q21 Cost Applicable to Sales (CAS) increased 16% to 973 US$/Oz; compared to 800 US$/Oz in 3Q20, mainly due to a significant US$ 1.7 M increase in exploration expenses. COVID-19 related expenses also increased by US$ 0.3 M year on year.

Uchucchacua (100% owned by Buenaventura)

Production
		3Q21	3Q20	Var %	9M21	9M20	Var %
Silver	Oz	1,220,393	790,313	54%	3,732,391	3,725,784	0%
Zinc	MT	1,928	928	108%	6,203	3,750	65%
Lead	MT	1,830	756	142%	4,836	3,782	28%

Cost Applicable to Sales
		3Q21	3Q20	Var %	9M21	9M20	Var %
Silver	US$/Oz	25.98	27.65	-6%	27.84	19.46	43%

3Q21 silver production at Uchucchacua increased by 54%, primarily due to an increase in ore treated despite the suspension of operations subsequent to the local community strike initiated on September 13, 2021. Production was also adversely affected by a reduced workforce during 2021 due to continued COVID-19 related personnel restrictions. 3Q21 Cost Applicable to Sales (CAS) decreased by 6% year on year, mainly due to increased volume sold. COVID-19 related expenses also increased by US$ 1.2 M year on year.

Production suspension at Uchucchacua enables the Company to achieve the most significant cash preservation while de-risking future negative free cash flow generation through the following:

●	Workforce optimization in order to reduce fixed costs (estimated between US$ 2.0M and US$ 5.0M per year).
●	Decreased COVID-19-related expenses (estimated between US$ 12.0M and US$ 15.0M in 2022).
●	Re-evaluation of existing contracts to renegotiate, reconcile and streamline the Company’s contractor base (estimated between US$7.0M and US$9.0M per year).

Compañía de Minas Buenaventura S.A.A. Third Quarter 2021 Results Page 6 of 25

This strategy will be implemented during the 2021-2023 period with a gradual and efficient restart of operations once related goals and objectives have been achieved; prioritizing exploration over ore extraction to increase reserves in the long term. Importantly, suspension of Uchucchacua mining and ore processing activities will not affect progress related to the high-grade Yumpag project, expected to begin production in early 2024.

Julcani (100% owned by Buenaventura)

Production
		3Q21	3Q20	Var %	9M21	9M20	Var %
Silver	Oz	657,494	323,495	103%	1,876,596	1,010,224	86%

Cost Applicable to Sales
		3Q21	3Q20	Var %	9M21	9M20	Var %
Silver	US$/Oz	16.79	11.10	51%	16.89	14.65	15%

3Q21 silver production increased by 103% year on year due to a 192% increase in ore treated despite lower silver grades. Third quarter 2021 silver production includes 28,945 silver ounces derived from tailings retreatment. 3Q21 Cost Applicable to Sales (CAS) was 16.79 US$/Oz; a 51% year on year increase due to a significant US$ 1.1 M increase in exploration expenses. COVID-19 related expenses also increased by US$ 0.4 M year on year.

El Brocal (61.43% owned by Buenaventura)

Production
		3Q21	3Q20	Var %	9M21	9M20	Var %
Copper	MT	9,146	9,190	0%	27,606	21,356	29%
Zinc	MT	8,930	22,277	-60%	27,748	41,719	-33%
Silver	Oz	1,482,163	1,479,327	0%	4,659,676	2,406,087	94%

Cost Applicable to Sales
		3Q21	3Q20	Var %	9M21	9M20	Var %
Copper	US$/MT	6,819	4,843	41%	6,304	5,022	26%
Zinc	US$/MT	1,814	1,807	0%	1,760	1,803	-2%

El Brocal 3Q21 copper production was in line with the same period of 2020. Tajo Norte 3Q21 zinc production decreased by 60% year on year due to stripping delays with a negative reconciliation, resulting in decreased ore treated with lower ore grades and recoveries.

3Q21 Copper Cost Applicable to Sales (CAS) increased by 41% year on year, mainly due to increased exploration during the quarter to offset decreased 3Q20 exploration, with a related US$ 3.8 million increase in related expenses. 3Q21 zinc CAS was in line with 3Q20 CAS. COVID-19 related expenses also increased by US$ 2.5 M year on year.

General and Administrative Expenses

3Q21 General and Administrative expenses were US$ 15.6 million; a 7% decrease as compared to US$ 16.8 million in 3Q20.

Compañía de Minas Buenaventura S.A.A. Third Quarter 2021 Results Page 7 of 25

Exploration in Non-Operating Areas

3Q21 Non-Operating Area exploration costs were US$ 3.5 million, compared with US$ 1.8 million in 3Q20. During the third quarter 2021, Buenaventura focused exploration primarily on its Emperatriz project, resulting in US$ 1.6 million in exploration costs during 3Q21. Increased exploration during the quarter is aligned with Buenaventura’s Strategy to focus on extending LOM.

Net gain (loss) for currency exchange difference

3Q21 currency exchange related net loss was US$ 31.9 million, compared with a net loss of US$ 0.8 million in 3Q20. The increased FX effect is due to a year on year weakening of the PEN relative to the US dollar (3.599 PEN/USD in 2020 vs 4.136 PEN/USD). SUNAT’s claim is registered in Peruvian Soles as part of ‘accounts receivables’ therefore, a higher exchange rate decreases the total amount when converted to dollars.

Finance Costs

3Q21 Finance Costs were US$ 26.7 million; a 260% increase as compared to US$ 7.4 million in 3Q20. This is mainly due to increased commissions associated with the guarantee letters issued to SUNAT as well as interest associated with by the Company’s July 2021 bond issuance.

Share in Associated Companies

During 3Q21, Buenaventura’s share in associated companies decreased to US$ -30.9 million, compared to US$ 23.5 million reported in 3Q20, comprised of:

Share in the Result of Associates (in millions of US$)	3Q21	3Q20	Var	9M21	9M20	Var
Cerro Verde	57.4	22.7	153%	158.6	24.3	553%
Yanacocha	-89.1	-1.7	5074%	-84.0	-10.1	N.A.
Coimolache	0.8	3.0	-74%	8.6	3.3	163%
Other minor	0.0	-0.3	N.A.	-0.6	-0.4	44%
Total	-30.9	23.5	-231%	82.4	16.8	390%

YANACOCHA
Yanacocha, which is 43.65% owned by Buenaventura, 3Q21 gold production reached 65,220 ounces; 28,469 ounces of which were attributable to Buenaventura. This represents an 18% decrease as compared to the 79,874 ounces produced in 3Q20; 34,865 ounces of which were attributable to Buenaventura.

Yanacocha reported a US$ 201.9 million net loss for 3Q21, compared to a US$ 18.6 million net income in 3Q20. 3Q21 CAS was 1,411 US$/Oz; a 36% increase compared to 1,036 US$/Oz in 3Q20. Net loss was adversely impacted by Yanacocha’s decision to sell all equipment and machinery at its Conga asset, with a related US$ 152.2 million impairment; US$ 66.4 million of which corresponds to BVN’s equity ownership position.

Capital expenditures at Yanacocha were US$ 39.0 million in 3Q21.

The Yanacocha Sulfides project

●	Full funds decision postponed to 2H22.
●	Investment of at least $500M in key activities including detailed-engineering, long-term acquisition, earth works and campsite through 2022.

Compañía de Minas Buenaventura S.A.A. Third Quarter 2021 Results Page 8 of 25

CERRO VERDE
Cerro Verde (19.58% owned by Buenaventura) 3Q21 copper production was 102,382 MT, 20,046 MT of which is attributable to Buenaventura; an increase as compared to 98,718 MT produced in 3Q20; 19,329 MT of which was attributable to Buenaventura.

Cerro Verde reported 3Q21 net income of US$ 293.3 million, compared to net income of US$ 115.8 million in 3Q20. This is primarily due to a 56% year on year net sales increase, mainly due to a higher average realized copper price of US$ 4.07 per pound in the third quarter of 2021, compared to US$ 3.20 per pound in the third quarter of 2020. This increase was partially offset by a year on year income tax increase.

3Q21 capital expenditures at Cerro Verde were US$ 48.8 million.

COIMOLACHE (Tantahuatay operation)
Coimolache, which is 40.10% owned by Buenaventura, 3Q21 attributable contribution to net income was US$ 0.8 million, as compared to US$ 3.0 million attributable contribution to net income in 3Q20.

***

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded, precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru: Tambomayo*, Orcopampa*, Uchucchacua*, Julcani*, El Brocal, La Zanja and Coimolache.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer; 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2020 Form 20-F, please contact the investor relations contacts on page 1 of this report, or download the PDF format file from the Company’s web site at www.buenaventura.com.

(*) Operations wholly owned by Buenaventura

Note on Forward-Looking Statements
This press release and related conference call contain, in addition to historical information, forward-looking statements including statements related to the Company’s ability to manage its business and liquidity during and after the COVID-19 pandemic, the impact of the COVID-19 pandemic on the Company’s results of operations, including net revenues, earnings and cash flows, the Company’s ability to reduce costs and capital spending in response to the COVID-19 pandemic if needed, the Company’s balance sheet, liquidity and inventory position throughout and following the COVID-19 pandemic, the Company’s prospects for financial performance, growth and achievement of its long-term growth algorithm following the COVID-19 pandemic, future dividends and share repurchases.

This press release may also contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments.  These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance.  Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Compañía de Minas Buenaventura S.A.A. Third Quarter 2021 Results Page 9 of 25

**Tables to follow**
APPENDIX 1
Equity Participation in Subsidiaries and Associates (as of September 30, 2021)
	BVN	Operating
	Equity %	Mines / Business
El Molle Verde S.A.C*	100.00	Trapiche Project
Minera La Zanja S.A*	53.06	La Zanja
Sociedad Minera El Brocal S.A.A*	61.43	Colquijirca and Marcapunta
Compañía Minera Coimolache S.A. **	40.10	Tantahuatay
Minera Yanacocha S.R.L. **	43.65	Yanacocha
Sociedad Minera Cerro Verde S.A.A **	19.58	Cerro Verde
Processadora Industrial Rio Seco S.A*	100.00	Rio Seco chemical plant
Consorcio Energético de Huancavelica S.A*	100.00	Energy – Huanza Hydroelectrical plant

 (*) Consolidated
(**) Equity Accounting

Compañía de Minas Buenaventura S.A.A. Third Quarter 2021 Results Page 10 of 25

APPENDIX 2

3Q21

Gold Production			14			17
Mining Unit	Operating Results	Unit	3Q21	3Q20	△%	9M21	9M20	△ %
Underground
Tambomayo	Ore Milled	DMT	153,248	112,489	36%	415,997	359,553	16%
	Ore Grade	Gr/MT	3.86	5.21	-26%	4.42	5.04	-12%
	Recovery Rate	%	93.68	85.53	10%	86.52	81.97	6%
	Ounces Produced	Oz	17,837	16,108	11%	51,148	47,778	7%
Orcopampa	Ore Milled	DMT	78,474	28,386	176%	127,133	64,078	98%
	Ore Grade	Gr/MT	6.01	17.01	-65%	7.61	15.31	-50%
	Recovery Rate	%	102.58	97.24	5%	98.62	97.37	1%
	Ounces Produced*	Oz	15,547	15,096	3%	30,663	30,869	-1%
Open Pit
La Zanja	Ounces Produced	Oz	5,967	5,087	17%	14,322	11,411	26%
Coimolache	Ounces Produced	Oz	29,597	26,473	12%	56,510	62,517	-10%

Silver Production
Mining Unit	Operating Results	Unit	3Q21	3Q20	△%	9M21	9M20	△ %
Underground
Tambomayo	Ore Milled	DMT	153,248	112,489	36%	415,997	359,553	16%
	Ore Grade	Oz/MT	3.80	4.24	-10%	3.39	4.13	-18%
	Recovery Rate	%	87.48	83.07	5%	87.09	80.31	8%
	Ounces Produced	Oz	509,836	395,913	29%	1,227,151	1,191,454	3%
Uchucchacua	Ore Milled	DMT	274,547	84,772	224%	757,945	402,544	88%
	Ore Grade	Oz/MT	6.08	10.14	-40%	6.45	10.12	-36%
	Recovery Rate	%	74.18	91.97	-19%	76.35	91.50	-17%
	Ounces Produced	Oz	1,220,393	790,313	54%	3,732,391	3,725,784	0%
Julcani	Ore Milled	DMT	35,400	12,114	192%	97,563	45,039	117%
	Ore Grade	Oz/MT	18.52	22.95	-19%	19.31	21.94	-12%
	Recovery Rate	%	95.88	97.28	-1%	96.52	96.83	0%
	Ounces Produced*	Oz	657,494	323,495	103%	1,876,596	1,010,224	86%
Marcapunta	Ore Milled	DMT	630,907	525,419	20%	1,787,377	1,187,428	51%
	Ore Grade	Oz/MT	1.15	0.70	64%	0.99	0.70	40%
	Recovery Rate	%	56.66	72.61	-22%	53.41	68.50	-22%
	Ounces Produced	Oz	411,542	267,271	54%	941,667	572,945	64%
Open Pit
Tajo Norte Cu - Ag	Ore Milled	DMT	70,604	-	-	293,752	-	-
	Ore Grade	Oz/MT	4.07	-	-	4.64	-	-
	Recovery Rate	%	61.96	-	-	56.17	-	-
	Ounces Produced	Oz	178,261	-	-	765,016	-	-
Tajo Norte Pb - Zn	Ore Milled	DMT	623,106	919,572	-32%	1,782,831	2,009,589	-11%
	Ore Grade	Oz/MT	2.17	1.78	22%	2.50	1.27	96%
	Recovery Rate	%	66.00	74.17	-11%	68.60	71.58	-4%
	Ounces Produced	Oz	892,360	1,212,056	-26%	2,952,992	1,833,143	61%

(*) Includes 28,945 ounces from retreatment of tailings.

Compañía de Minas Buenaventura S.A.A. Third Quarter 2021 Results Page 11 of 25

Zinc Production
Mining Unit	Operating Results	Unit	3Q21	3Q20	△%	9M21	9M20	△ %
Underground
Tambomayo	Ore Milled	DMT	153,248	112,489	36%	415,997	359,553	16%
	Ore Grade	%	2.29	2.19	5%	2.58	1.81	42%
	Recovery Rate	%	96.76	52.51	84%	82.96	52.07	59%
	MT Produced	MT	3,397	1,292	163%	8,888	3,390	162%
Uchucchacua	Ore Milled	DMT	274,547	84,772	224%	757,945	402,544	88%
	Ore Grade	%	1.69	1.81	-7%	1.61	1.58	2%
	Recovery Rate	%	45.80	60.37	-24%	50.75	58.95	-14%
	MT Produced	MT	1,928	928	108%	6,203	3,750	65%
Open Pit
Tajo Norte Pb - Zn	Ore Milled	DMT	623,106	919,572	-32%	1,782,831	2,009,589	-11%
	Ore Grade	%	2.51	4.09	-38%	2.47	3.72	-34%
	Recovery Rate	%	57.01	59.28	-4%	60.85	55.82	9%
	MT Produced	MT	8,930	22,277	-60%	27,748	41,719	-33%

Copper Production
Mining Unit	Operating Results	Unit	3Q21	3Q20	△%	9M21	9M20	△ %
Underground
Marcapunta	Ore Milled	DMT	630,907	525,419	20%	1,787,377	1,187,428	51%
	Ore Grade	%	1.71	1.90	-10%	1.69	1.94	-13%
	Recovery Rate	%	80.94	91.86	-12%	84.27	92.63	-9%
	MT Produced	MT	8,711	9,190	-5%	25,495	21,356	19%
Tajo Norte Cu - Ag	Ore Milled	DMT	70,604	-	-	293,752	-	-
	Ore Grade	%	0.94	-	-	0.99	-	-
	Recovery Rate	%	65.78	-	-	62.95	-	-
	MT Produced	MT	435	-	-	2,111	-	-

Compañía de Minas Buenaventura S.A.A. Third Quarter 2021 Results Page 12 of 25

APPENDIX 3: Adjusted EBITDA Reconciliation (in thousand US$)

EBITDA RECONCILIATION (in thousand US$)

	3Q21	3Q20	9M21	9M20
Net Income	-94,428	19,450	-40,544	-80,031
Add / Substract:	133,899	49,007	182,133	168,152
Depreciation and Amortization in cost of sales	44,305	56,857	140,110	130,495
Provision (credit) for income tax, net	30,862	-23,488	-82,441	-16,836
Interest expense	26,667	7,410	48,560	23,130
Loss (gain) on currency exchange difference	5,091	-5,787	1,093	8,670
Provision of bonuses and compensations	2,529	2,541	8,756	10,569
Loss from discontinued operations	898	874	2,715	2,749
Workers' participation provision	31,914	776	40,861	3,891
Depreciation and amortization in administration expenses	104	1,468	2,384	4,280
Depreciation and Amortization in other, net	-8,217	8,021	15,744	2,980
Provision (reversal) for contingencies	26	26	80	77
Share in associated companies by the equity method, net	-489	-928	-4,243	-2,240
Write-off of fixed assets	145	1,237	-284	387
Impairment (reversal) of inventories	64	-	2,035	-
Interest income	-	-	6,763	-
EBITDA Buenaventura Direct Operations	39,471	68,457	141,589	88,121
EBITDA Yanacocha (43.65%)	12,402	29,800	84,485	67,373
EBITDA Cerro Verde (19.58%)	120,926	73,356	331,501	118,889
EBITDA Coimolache (40.095%)	10,928	12,245	35,733	24,083
EBITDA Buenaventura + All Associates	183,727	183,858	593,309	298,466

*Cerro Verde’s EBITDA accounts for D&A related to the capitalization of the stripping.

Note:
EBITDA (Buenaventura Direct Operations) consists of earnings before net interest, taxes, depreciation and amortization, share in associated companies, net, loss on currency exchange difference, other, net, provision for workers’ profit sharing and provision for long-term officers’ compensation.

EBITDA (including associated companies) consists of EBITDA (Buenaventura Direct Operations), plus (1) Buenaventura’s equity share of EBITDA (Yanacocha) (2) Buenaventura’s equity share of EBITDA (Cerro Verde), plus (3) Buenaventura’s equity share of EBITDA (Coimolache). All EBITDA mentioned were similarly calculated using financial information provided to Buenaventura by the associated companies.

Buenaventura presents EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) to provide further information with respect to its operating performance and the operating performance of its equity investees, the affiliates. EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) are not a measure of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA (Buenaventura Direct Operations) and EBITDA (including affiliates) as alternatives to operating income or net income determined in accordance with IFRS, as an indicator of Buenaventura’s, affiliates operating performance, or as an alternative to cash flows from operating activities

Compañía de Minas Buenaventura S.A.A. Third Quarter 2021 Results Page 13 of 25

APPENDIX 4: COST APPLICABLE TO SALES RECONCILIATION

Reconciliation of Costs Applicable to Sales and Cost Applicable to Sales per Unit Sold

Cost applicable to sales consists of cost of sales, excluding depreciation and amortization, plus selling expenses. Cost applicable to sales per unit sold for each mine consists of cost applicable to sales for a particular metal produced at a given mine divided by the volume of such metal produced at such mine in the specified period. We note that cost applicable to sales is not directly comparable to the cash operating cost figures disclosed in previously furnished earnings releases.

Cost applicable to sales and Cost applicable to sales per unit of mineral sold are not measures of financial performance under IFRS, and may not be comparable to similarly titled measures of other companies. We consider Cost applicable to sales and Cost applicable to sales per unit of mineral sold to be key measures in managing and evaluating our operating performance. These measures are widely reported in the precious metals industry as a benchmark for performance, but do not have standardized meanings. You should not consider Cost applicable to sales or Cost applicable to sales per unit of mineral sold as alternatives to cost of sales determined in accordance with IFRS, as indicators of our operating performance.  Cost applicable to sales and Cost applicable to sales per unit of mineral sold are calculated without adjusting for by-product revenue amounts.

Operations’ Cost applicable to sales does not include operating cost for those months during which Buenaventura’s operations were suspended due to COVID-19, as these have been classified as “Unabsorbed costs due to production stoppage” within the financial statements.

The tables below set forth (i) a reconciliation of consolidated Cost of sales, excluding depreciation and amortization to consolidated Cost applicable to sales, (ii) reconciliations of the components of Cost applicable to sales (by mine and mineral) to the corresponding consolidated line items set forth on our consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016, and (iii) reconciliations of Cost of sales, excluding depreciation and amortization to Cost applicable to sales for each of our mining units.  The amounts set forth in Cost applicable to sales and Cost applicable to sales per unit sold for each mine and mineral indicated in the tables below can be reconciled to the amounts set forth on our consolidated statements of profit or loss for the three and nine months ended September 30, 2015 and 2016 by reference to the reconciliations of Cost of sales, excluding depreciation and amortization (by mine and mineral), Selling Expenses (by mine and metal) expenses and Exploration in units in operations (by mine and mineral) to consolidated Cost of sales, excluding depreciation and amortization, consolidated Selling Expenses and consolidated Exploration in units in operations expenses, respectively, set forth below.

Compañía de Minas Buenaventura S.A.A. Third Quarter 2021 Results Page 14 of 25

Set forth below is a reconciliation of consolidated Cost of sales, excluding depreciation and amortization, to consolidated Cost applicable to sales:

	For the 3 months ended September 30		For the 9 months ended September 30
	2021	2020	2021	2020
	(in thousands of US$)

Consolidated Cost of sales excluding depreciation and amortization	138,687	112,052	392,990	259,032
Add:
Consolidated Exploration in units in operation	17,056	7,598	40,901	16,063
Consolidated Commercial deductions	47,864	56,429	146,626	126,430
Consolidated Selling expenses	4,934	5,289	14,690	12,067
Consolidated Cost applicable to sales	208,542	181,369	595,208	413,592

Set forth below is a reconciliation of Cost of sales, excluding depreciation and amortization
(by mine and mineral) to consolidated Cost of sales:

	For the 3 months ended September 30		For the 9 months ended September 30
	2021	2020	2021	2020
Cost of sales by mine and mineral		(in thousands of US$)
Julcani, Gold	72	33	107	-52
Julcani, Silver	7,398	2,213	21,847	9,951
Julcani, Lead	115	26	320	144
Julcani, Copper	19	6	50	26
Orcopampa, Gold	14,137	11,284	37,452	21,104
Orcopampa, Silver	57	32	143	54
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	18	0
Uchucchacua, Silver	19,547	17,614	64,218	47,276
Uchucchacua, Lead	3,003	683	6,689	3,231
Uchucchacua, Zinc	3,426	1,122	10,324	3,631
Tambomayo, Gold	11,137	10,919	32,192	28,098
Tambomayo, Silver	4,234	3,512	10,756	8,172
Tambomayo, Zinc	1,687	891	7,830	1,925
Tambomayo, Lead	2,788	575	4,851	2,227
La Zanja, Gold	8,916	8,954	22,788	21,193
La Zanja, Silver	601	820	1,985	1,811
El Brocal, Gold	2,700	1,462	5,444	4,050
El Brocal, Silver	12,320	10,423	35,392	16,713
El Brocal, Lead	2,345	4,245	6,021	9,491
El Brocal, Zinc	8,977	15,899	25,544	29,112
El Brocal, Copper	33,164	20,355	88,679	48,400
Other Small Units, Gold
Other Small Units, Silver
Other Small Units, Lead
Other Small Units, Zinc
Non Mining Units	2,043	984	10,338	2,475
Consolidated Cost of sales, excluding depreciation and amortization	138,687	112,052	392,990	259,032

Set forth below is a reconciliation of Exploration expenses in units in operation (by mine and mineral) to consolidated Exploration expenses in mining units:

	For the 3 months ended September 30		For the 9 months ended September 30
	2021	2020	2021	2020
Exploration expenses in units in operation by mine and mineral		(in thousands of US$)
Julcani, Gold	14	6	21	-9
Julcani, Silver	1,466	391	4,325	1,774
Julcani, Lead	23	5	63	26
Julcani, Copper	4	1	10	5
Orcopampa, Gold	3,574	1,345	7,817	2,855
Orcopampa, Silver	14	4	30	7
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	2	0
Uchucchacua, Silver	2,598	1,008	7,543	3,287
Uchucchacua, Lead	399	39	786	225
Uchucchacua, Zinc	455	64	1,213	252
Tambomayo, Gold	1,655	2,175	4,080	3,123
Tambomayo, Silver	629	699	1,363	908
Tambomayo, Lead	251	177	615	248
Tambomayo, Zinc	414	114	992	214
La Zanja, Gold	130	0	253	1
La Zanja, Silver	9	0	22	0
El Brocal, Gold	246	44	398	118
El Brocal, Silver	1,122	312	2,585	488
El Brocal, Lead	214	127	440	277
El Brocal, Zinc	817	477	1,866	850
El Brocal, Copper	3,020	610	6,477	1,414
Non Mining Units	0	0	0	0
Consolidated Exploration expenses in units in operation	17,056	7,598	40,901	16,063

Compañía de Minas Buenaventura S.A.A. Third Quarter 2021 Results Page 15 of 25

Set forth below is a reconciliation of Commercial Deductions in units in operation (by mine and mineral)
to consolidated Commercial deductions:

	For the 3 months ended September 30		For the 9 months ended September 30
	2021	2020	2021	2020
Commercial Deductions in units in operation by mine and mineral		(in thousands of US$)
Julcani, Gold	18	13	25	-3
Julcani, Silver	1,190	522	3,342	1,565
Julcani, Lead	18	5	49	22
Julcani, Copper	2	2	7	5
Mallay, Gold	0	0	0	0
Mallay, Silver	0	0	0	0
Mallay, Lead	0	0	0	0
Mallay, Zinc	0	0	0	0
Orcopampa, Gold	127	104	211	192
Orcopampa, Silver	1	8	4	9
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	2	1
Uchucchacua, Silver	5,954	5,006	19,733	13,759
Uchucchacua, Lead	750	104	1,616	816
Uchucchacua, Zinc	1,889	197	7,862	1,560
Tambomayo, Gold	1,920	887	5,155	3,122
Tambomayo, Silver	848	864	2,094	2,361
Tambomayo, Lead	280	173	817	671
Tambomayo, Zinc	1,260	610	3,658	2,049
La Zanja, Gold	39	47	96	347
La Zanja, Silver	3	4	14	18
El Brocal, Gold	1,815	1,520	4,150	4,114
El Brocal, Silver	5,756	7,317	17,383	11,580
El Brocal, Lead	883	2,251	2,446	5,367
El Brocal, Zinc	3,262	16,306	11,952	30,831
El Brocal, Copper	21,848	20,489	66,012	48,044
Non Mining Units	0	0	0	0
Consolidated Commercial deductions in units in operation	47,864	56,429	146,626	126,430

Set forth below is a reconciliation of Selling expenses (by mine and mineral) to consolidated
Selling expenses:

	For the 3 months ended September 30		For the 9 months ended September 30
	2021	2020	2021	2020
Selling expenses by mine and mineral		(in thousands of US$)
Julcani, Gold	1	1	2	-1
Julcani, Silver	130	85	364	234
Julcani, Lead	2	1	5	3
Julcani, Copper	0	0	1	1
Orcopampa, Gold	112	202	233	324
Orcopampa, Silver	0	1	1	1
Orcopampa, Copper	0	0	0	0
Uchucchacua, Gold	0	0	1	0
Uchucchacua, Silver	663	580	2,132	1,845
Uchucchacua, Lead	102	22	222	126
Uchucchacua, Zinc	116	37	343	142
Tambomayo, Gold	795	681	2,109	1,704
Tambomayo, Silver	302	219	705	496
Tambomayo, Lead	120	56	318	135
Tambomayo, Zinc	199	36	513	117
La Zanja, Gold	30	27	71	74
La Zanja, Silver	2	3	6	6
El Brocal, Gold	92	83	230	222
El Brocal, Silver	421	592	1,493	915
El Brocal, Lead	80	241	254	519
El Brocal, Zinc	307	903	1,078	1,593
El Brocal, Copper	1,134	1,156	3,741	2,649
Non Mining Units	325	362	869	962
Consolidated Selling expenses	4,934	5,289	14,690	12,067

Compañía de Minas Buenaventura S.A.A. Third Quarter 2021 Results Page 16 of 25

						JULCANI
			3Q 2021							3Q 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	72	7,398	115	-	19	7,605	33	2,213	26	-	6	2,278
Add:
Exploration Expenses (US$000)	14	1,466	23	-	4	1,507	6	391	5	-	1	402
Commercial Deductions (US$000)	18	1,190	18	-	2	1,229	13	522	5	-	2	542
Selling Expenses (US$000)	1	130.36	2.03	-	0	134	1	85	1	-	0	87
Cost Applicable to Sales (US$000)	106	10,185	158	-	26	10,475	53	3,210	37	-	9	3,309
Divide:
Volume Sold	64	606,737	83	-	14	Not Applicable	70	289,258	58	-	13	Not Applicable
CAS	1,665	16.79	1,914	-	1,841	Not Applicable	756	11.10	632	-	743	Not Applicable

						ORCOPAMPA
			3Q 2021							3Q 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	14,137	57	-	-	-	14,194	11,284	32	-	-	-	11,316
Add:					-
Exploration Expenses (US$000)	3,574	14	-	-	-	3,588	1,345	4	-	-	-	1,349
Commercial Deductions (US$000)	127	1	-	-	-	128	104	8	-	-	-	113
Selling Expenses (US$000)	112	0	-	-	-	112	202	1	-	-	-	203
Cost Applicable to Sales (US$000)	17,950	72	-	-	-	18,022	12,936	45	-	-	-	12,981
Divide:
Volume Sold	15,646	4,709	-	-	-	Not Applicable	17,159	3,913	-	-	-	Not Applicable
CAS	1,147	15.27	-	-	-	Not Applicable	754	11.43	-	-	-	Not Applicable

						UCHUCCHACUA
			3Q 2021							3Q 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	19,547	3,003	3,426	-	25,991	-	17,614	683	1,122	-	19,419
Add:
Exploration Expenses (US$000)	-	2,598	399	455	-	3,455	-	1,008	39	64	-	1,111
Commercial Deductions (US$000)	-	5,954	750	1,889	-	8,593	-	5,006	104	197	-	5,307
Selling Expenses (US$000)	-	663	102	116	-	881	-	580	22	37	-	639
Cost Applicable to Sales (US$000)	-	28,763	4,254	5,886	-	38,920	-	24,208	848	1,420	-	26,476
Divide:	-
Volume Sold		1,107,282	1,562	1,444	-	Not Applicable	-	875,489	738	699	-	Not Applicable
CAS	-	25.98	2,723	4,077	-	No Applicable	-	27.65	1,149	2,032	-	No Applicable

						TAMBOMAYO
			3Q 2021							3Q 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	11,137	4,234	1,687	2,788	-	19,847	10,919	3,512	891	575	-	15,897
Add:
Exploration Expenses (US$000)	1,655	629	251	414	-	2,950	2,175	699	177	114	-	3,166
Commercial Deductions (US$000)	1,920	848	280	1,260	-	4,308	887	864	173	610	-	2,534
Selling Expenses (US$000)	795	302	120	199	-	1,417	681	219	56	36	-	992
Cost Applicable to Sales (US$000)	15,507	6,013	2,339	4,662	-	28,521	14,662	5,295	1,297	1,335	-	22,589
Divide:
Volume Sold	15,943	445,525	1,813	2,304	-	Not Applicable	17,849	406,946	1,680	1,058	-	Not Applicable
CAS	973	13.50	1,291	2,024	-	No Applicable	821	13.01	772	1,261	-	No Applicable

						JULCANI
			9M 2021							9M 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	107	21,847	320	-	50	22,324	-52	9,951	144	-	26	10,069
Add:
Exploration Expenses (US$000)	21	4,325	63	-	10	4,419	-9	1,774	26	-	5	1,795
Commercial Deductions (US$000)	25	3,342	49	-	7	3,422	-3	1,565	22	-	5	1,590
Selling Expenses (US$000)	2	364	5	-	1	372	-1	234	3	-	1	237
Cost Applicable to Sales (US$000)	155	29,877	437	-	68	30,536	-66	13,525	195	-	37	13,691
Divide:
Volume Sold	119	1,768,507	286	-	46	Not Applicable	70	922,903	179	-	19	No Aplicable
CAS	1,301	16.89	1,524	-	1,461	No Applicable	-	14.65	1,093	-	1,939	No Applicable

						ORCOPAMPA
			9M 2021							9M 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	37,452	143	-	-	-	37,596	21,104	54	-	-	-	21,158
Add:
Exploration Expenses (US$000)	7,817	30	-	-	-	7,847	2,855	7	-	-	-	2,862
Commercial Deductions (US$000)	211	4	-	-	-	215	192	9	-	-	-	201
Selling Expenses (US$000)	233	1	-	-	-	234	324	1	-	-	-	325
Cost Applicable to Sales (US$000)	45,714	178	-	-	-	45,892	24,475	71	-	-	-	24,546
Divide:
Volume Sold	30,962	8,105	-	-	-	Not Applicable	29,849	6,497	-	-	-	Not Applicable
CAS	1,476	21.93	-	-	-	No Applicable	820	10.92	-	-	-	No Applicable

						UCHUCCHACUA
			9M 2021							9M 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	18	64,218	6,689	10,324	-	81,249	-	47,276	3,231	3,631	-	54,138
Add:
Exploration Expenses (US$000)	2	7,543	786	1,213	-	9,544	-	3,287	225	252	-	3,764
Commercial Deductions (US$000)	2	19,733	1,616	7,862	-	29,213	1	13,759	816	1,560	-	16,136
Selling Expenses (US$000)	1	2,132	222	343	-	2,698	-	1,845	126	142	-	2,113
Cost Applicable to Sales (US$000)	23	93,627	9,314	19,741	-	122,704	1	66,167	4,398	5,585	-	76,151
Divide:
Volume Sold	5	3,363,154	4,025	4,667	-	Not Applicable	-	3,399,834	3,113	2,939	-	Not Applicable
CAS	4,156	27.84	2,314	4,230	-	No Applicable	-	19.46	1,413	1,900	-	No Applicable

						TAMBOMAYO
			9M 2021							9M 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	32,192	10,756	4,851	7,830	-	55,630	28,098	8,172	2,227	1,925	-	40,422
Add:
Exploration Expenses (US$000)	4,080	1,363	615	992	-	7,050	3,123	908	248	214	-	4,493
Commercial Deductions (US$000)	5,155	2,094	817	3,658	-	11,724	3,122	2,361	671	2,049	-	8,202
Selling Expenses (US$000)	2,109	705	318	513	-	3,645	1,704	496	135	117	-	2,452
Cost Applicable to Sales (US$000)	43,537	14,918	6,601	12,994	-	78,049	36,047	11,936	3,281	4,305	-	55,569
Divide:
Volume Sold	47,225	1,082,844	5,827	6,754	-	Not Applicable	39,634	1,004,636	3,508	2,860	-	Not Applicable
CAS	922	13.78	1,133	1,924	-	No Applicable	910	11.88	935	1,505	-	Not Applicable

Compañía de Minas Buenaventura S.A.A. Third Quarter 2021 Results Page 17 of 25

						LA ZANJA
			3Q 2021							3Q 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	8,916	601	-	-	-	9,517	8,954	820	-	-	-	9,774
Add:
Exploration Expenses (US$000)	130	9	-	-	-	139	-	-	-	-	-	-
Commercial Deductions (US$000)	39	3	-	-	-	42	47	4	-	-	-	50
Selling Expenses (US$000)	30	2	-	-	-	32	27	3	-	-	-	30
Cost Applicable to Sales (US$000)	9,115	615	-	-	-	9,730	9,028	826	-	-	-	9,854
Divide:
Volume Sold	5,169	26,683	-	-	-	Not Applicable	5,346	36,425	-	-	-	Not Applicable
CAS	1,763	23.04	-	-	-	Not Applicable	1,689	22.68	-	-	-	Not Applicable

						BROCAL
			3Q 2021							3Q 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	2,700	12,320	2,345	8,977	33,164	59,506	1,462	10,423	4,245	15,899	20,355	52,384
Add:
Exploration Expenses (US$000)	246	1,122	214	817	3,020	5,419	44	312	127	477	610	1,570
Commercial Deductions (US$000)	1,815	5,756	883	3,262	21,848	33,564	1,520	7,317	2,251	16,306	20,489	47,882
Selling Expenses (US$000)	92	421	80	307	1,134	2,034	83	592	241	903	1,156	2,976
Cost Applicable to Sales (US$000)	4,853	19,619	3,522	13,363	59,166	100,523	3,109	18,644	6,865	33,585	42,610	104,813
Divide:
Volume Sold	3,806	1,235,143	2,461	7,367	8,677	Not Applicable	2,038	1,182,127	7,017	18,589	8,799	Not Applicable
CAS	1,275	15.88	1,431	1,814	6,819	Not Applicable	1,525	15.77	978	1,807	4,843	Not Applicable

						NON MINING COMPANIES
			3Q 2021							3Q 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	2,043	-	-	-	-	-	984
Add:
Selling Expenses (US$000)	-	-	-	-	-	325	-	-	-	-	-	362
Total (US$000)	-	-	-	-	-	2,368	-	-	-	-	-	1,346

						BUENAVENTURA CONSOLIDATED
			3Q 2021							3Q 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	36,963	44,157	7,150	15,191	33,184	138,702	32,652	34,614	5,845	17,596	20,361	112,052
Add:
Exploration Expenses (US$000)	5,620	5,839	886	1,687	3,024	17,058	3,569	2,414	348	655	611	7,598
Commercial Deductions (US$000)	3,919	13,752	1,932	6,410	21,851	47,864	2,571	13,722	2,533	17,113	20,491	56,429
Selling Expenses (US$000)	1,030	1,519	304	622	1,134	4,935	996	1,479	320	976	1,157	5,289
Cost Applicable to Sales (US$000)	47,532	65,267	10,273	23,910	59,192	208,559	39,789	52,228	9,047	36,340	42,620	181,369
Divide:
Volume Sold	40,628	3,426,079	5,918	11,114	8,691	Not Applicable	42,462	2,794,158	9,493	20,347	8,811	Not Applicable
CAS	1,170	19.05	1,736	2,151	6,811	Not Applicable	937	18.69	953	1,786	4,837	Not Applicable

						COIMOLACHE
			3Q 2021							3Q 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	27,828	2,079	-	-	-	29,907	20,215.58	1,942	-	-	-	22,158
Add:
Exploration Expenses (US$000)	1,777	133	-	-	-	1,910	153.27	15	-	-	-	168
Commercial Deductions (US$000)	168	13	-	-	-	181	121	9	-	-	-	130
Selling Expenses (US$000)	300	22	-	-	-	322	239	23	-	-	-	262
Cost Applicable to Sales (US$000)	30,073	2,247	-	-	-	32,320	20,729	1,989	-	-	-	22,718
Divide:
Volume Sold	30,893	169,499	-	-	-	Not Applicable	25,901	183,213	-	-	-	Not Applicable
CAS	973	13.26	-	-	-	Not Applicable	800	10.86	-	-	-	Not Applicable

						LA ZANJA
			9M 2021							9M 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	22,788	1,985	-	-	-	24,774	21,193	1,811	-	-	-	23,004
Add:
Exploration Expenses (US$000)	253	22	-	-	-	275	1	0	-	-	-	1
Commercial Deductions (US$000)	96	14	-	-	-	110	347	18	-	-	-	365
Selling Expenses (US$000)	71	6	-	-	-	77	74	6	-	-	-	80
Cost Applicable to Sales (US$000)	23,208	2,027	-	-	-	25,236	21,615	1,835	-	-	-	23,450
Divide:
Volume Sold	13,521	80,356	-	-	-	Not Applicable	12,673	94,704	-	-	-	Not Applicable
CAS	1,716	25.23	-	-	-	No Applicable	1,706	19.38	-	-	-	Not Applicable

						BROCAL
			9M 2021							9M 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	5,444	35,392	6,021	25,544	88,679	161,080	4,050	16,713	9,491	29,112	48,400	107,766
Add:
Exploration Expenses (US$000)	398	2,585	440	1,866	6,477	11,766	118	488	277	850	1,413.83	3,148
Commercial Deductions (US$000)	4,150	17,383	2,446	11,952	66,012	101,943	4,114	11,580	5,367	30,831	48,044	99,936
Selling Expenses (US$000)	230	1,493	254	1,078	3,741	6,795	222	915	519	1,593	2,649	5,898
Cost Applicable to Sales (US$000)	10,221	56,853	9,161	40,439	164,909	281,584	8,504	29,695	15,654	62,388	100,507	216,748
Divide:
Volume Sold	8,562	3,804,864	7,297	22,975	26,161	Not Applicable	5,310	1,835,831	14,050	34,603	20,015	Not Applicable
CAS	1,194	14.94	1,255	1,760	6,304	No Applicable	1,602	16.18	1,114	1,803	5,022	Not Applicable

						NON MINING COMPANIES
			9M 2021							9M 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	-	-	-	-	-	10,338	-	-	-	-	-	2,475
Add:						-						-
Selling Expenses (US$000)	-	-	-	-	-	869	-	-	-	-	-	962
Total (US$000)	-	-	-	-	-	11,207	-	-	-	-	-	3,437

						BUENAVENTURA CONSOLIDATED
			9M 2021							9M 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	98,003	134,342	17,881	43,698	88,729	392,990	74,393	83,976	15,093	34,669	48,426	259,032
Add:
Exploration Expenses (US$000)	12,571	15,868	1,904	4,071	6,487	40,901	6,088	6,465	775	1,317	1,419	16,063
Commercial Deductions (US$000)	9,639	42,569	4,928	23,472	66,019	146,626	7,773	29,292	6,876	34,440	48,049	126,430
Selling Expenses (US$000)	2,645	4,701	799	1,933	3,742	14,690	2,323	3,497	784	1,852	2,650	12,067
Cost Applicable to Sales (US$000)	122,858	197,480	25,512	73,174	164,977	595,208	90,576	123,230	23,528	72,278	100,543	413,592
Divide:
Volume Sold	100,396	10,107,830	17,435	34,396	26,207	Not Applicable	87,537	7,264,405	20,850	40,402	20,034	Not Applicable
CAS	1,224	19.54	1,463	2,127	6,295	Not Applicable	1,035	16.96	1,128	1,789	5,019	Not Applicable

						COIMOLACHE
			9M 2021							9M 2020
	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL	GOLD (OZ)	SILVER (OZ)	LEAD (MT)	ZINC (MT)	COPPER (MT)	TOTAL
Cost of Sales (without D&A) (US$000)	100,966	9,370	-	-	-	110,336	54,782	4,589	-	-	-	59,371
Add:
Exploration Expenses (US$000)	4,978	462	-	-	-	5,440	961	81	-	-	-	1,042
Commercial Deductions (US$000)	675	112	-	-	-	787	460	46	-	-	-	506
Selling Expenses (US$000)	1,087	101	-	-	-	1,188	735	62	-	-	-	797
Cost Applicable to Sales (US$000)	107,705	10,045	-	-	-	117,751	56,939	4,778	-	-	-	61,716
Divide:
Volume Sold	88,802	563,876	-	-	-	Not Applicable	64,428	474,143	-	-	-	Not Applicable
CAS	1,213	17.81	-	-	-	No Applicable	884	10.08	-	-	-	Not Applicable

Compañía de Minas Buenaventura S.A.A. Third Quarter 2021 Results Page 18 of 25

APPENDIX 5: All-in Sustaining Cost

Buenaventura
All-in Sustaining Cost for 3Q21

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	3Q21		3Q21		3Q21		3Q21
Au Ounces Sold BVN
Au Ounces Sold Net		31,658		5,169		30,893		46,787

	3Q21		US$ 000'		US$ 000'		US$ 000'
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	73,657	2,327	10,307	1,994	29,907	968	91,117	1,947
Exploration in Operating Units	11,499	363	140	27	1,910	62	12,339	264
Royalties	2,073	65	0	0	0	0	2,073	44
Comercial Deductions[3]	14,259	450	21	4	181	6	14,343	307
Selling Expenses	2,732	86	32	6	322	10	2,878	62
Administrative Expenses	9,603	303	718	139	971	31	10,373	222
Other, net	5,395	170	563	109	276	9	5,804	124
Sustaining Capex[4]	1,784	56	263	51	3,116	101	3,173	68

By-product Credit	-70,837	-2,238	-570	-110	-4,055	-131	-72,765	-1,555

All-in Sustaining Cost	50,165	1,585	11,473	2,220	32,628	1,056	69,335	1,482

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. Third Quarter 2021 Results Page 19 of 25

Buenaventura
All-in Sustaining Cost for 3Q20

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	3Q20		3Q20		3Q20		3Q20
Au Ounces Sold BVN
Au Ounces bought from La Zanja
Au Ounces Sold Net		35,078		5,346		25,901		48,299

	3Q20		US$ 000'		US$ 000'		US$ 000'
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	53,587	1,528	8,115	1,518	22,158	855	66,777	1,383
Exploration in Operating Units	6,027	172	0	0	168	6	6,094	126
Royalties	2,838	81	0	0	0	0	2,838	59
Comercial Deductions[3]	8,496	242	50	9	130	5	8,575	178
Selling Expenses	2,152	61	30	6	262	10	2,273	47
Administrative Expenses	10,783	307	467	87	1,039	40	11,447	237
Other, net	-1,771	-50	599	112	-134	-5	-1,507	-31
Sustaining Capex[4]	735	21	80	15	5,290	204	2,899	60

By-product Credit	-53,298	-1,519	-974	-182	-4,802	-185	-55,741	-1,154

All-in Sustaining Cost	29,549	842	8,368	1,565	24,112	931	43,657	904

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. Third Quarter 2021 Results Page 20 of 25

All-in Sustaining Cost for 9M21

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	9M21		9M21		9M21		9M21

Au Ounces Sold Net		78,312		13,521		88,802		121,092

	9M21		9M21		9M21		9M21
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	215,754	2,755	31,368	2,320	80,429	906	264,646	2,185
Exploration in Operating Units	28,859	369	276	20	3,530	40	30,421	251
Royalties	4,377	56	0	0	0	0	4,377	36
Comercial Deductions[3]	44,574	569	89	7	787	9	44,936	371
Selling Expenses	7,454	95	77	6	866	10	7,842	65
Administrative Expenses	29,612	378	2,176	161	2,926	33	31,940	264
Other, net	7,147	91	197	15	620	7	7,500	62
Sustaining Capex[4]	6,997	89	659	49	12,961	146	12,543	104

By-product Credit	-217,043	-2,772	-2,051	-152	-14,634	-165	-223,998	-1,850

All-in Sustaining Cost	127,731	1,631	32,791	2,425	87,485	985	180,207	1,488

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay.
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. Third Quarter 2021 Results Page 21 of 25

All-in Sustaining Cost for 9M20

	Buenaventura[1]		La Zanja		Tantahuatay		Attributable [2]
	9M20		9M20		9M20		9M20

Au Ounces Sold Net		69,553		12,673		64,428		102,110

	9M20		9M20		9M20		9M20
Income Statement & Cash Flow	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au	US$ 000'	US$/Oz Au

Cost of Sales	140,876	2,025	20,234	1,597	59,371	922	175,417	1,718
Exploration in Operating Units	12,913	186	1	0	1,042	16	13,331	131
Royalties	4,471	64	0	0	0	0	4,471	44
Comercial Deductions[3]	26,129	376	365	29	506	8	26,526	260
Selling Expenses	5,584	80	80	6	797	12	5,946	58
Administrative Expenses	31,838	458	1,492	118	3,172	49	33,901	332
Other, net	-946	-14	882	70	108	2	-435	-4
Sustaining Capex[4]	4,018	58	563	44	7,585	118	7,358	72

By-product Credit	-130,339	-1,874	-1,983	-156	-9,530	-148	-135,213	-1,324

All-in Sustaining Cost	94,543	1,359	21,634	1,707	63,052	979	131,303	1,286

*All-in Sustaining Cost does not include: Depreciation and Amortization, Stoppage of mining units, Exploration in non-operating areas.

Notes:
1. Non-consolidated financial statements for Compañia De Minas Buenaventura S.A.A.
2. Considers 100% from Compañia De Minas Buenaventura S.A.A., 53.06% from La Zanja and 40.095% from Tantahuatay
3. For all metals produced.
4. Sustaining Capex + Growth Capex equals Acquisitions of mining concessions, development costs, property, plant and equipment.

Compañía de Minas Buenaventura S.A.A. Third Quarter 2021 Results Page 22 of 25

APPENDIX 6

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Interim condensed consolidated statements of financial position
As of September 30, 2021 and December 31, 2020
	2021	2020
Assets	US$(000)	US$(000)
Current assets
Cash and cash equivalents	287,870	235,449
Trade and other receivables, net	210,277	230,830
Inventory, net	81,020	77,327
Income tax credit	10,433	19,837
Prepaid expenses	8,591	25,709
Hedge derivative financial instruments	3,187	-
	601,378	589,152

Non-current assets
Trade and other receivables, net	612,042	102,347
Inventories, net	18,586	23,637
Investment in associates and joint venture	1,524,262	1,488,775
Mining concessions, development costs, right-of-use, property, plant and equipment, net	1,569,174	1,650,361
Investment properties, net	171	186
Deferred income tax asset, net	76,650	73,850
Prepaid expenses	24,141	24,806
Other assets, net	25,548	26,503
	3,850,574	3,390,465
Total assets	4,451,952	3,979,617

Liabilities and shareholders’ equity, net
Current liabilities
Bank loans	50,000	65,793
Trade and other payables	197,552	196,140
Provisions and contingent liabilities	69,606	51,816
Income tax payable	1,566	3,162
Financial obligations	136,936	25,086
Hedge derivative financial instruments	1,550	18,439
	457,210	360,436
Non-current liabilities
Trade and other payables	1,630	2,742
Provisions and contingent liabilities	228,339	249,596
Financial obligations	927,938	506,567
Contingent consideration liability	23,068	22,100
Deferred income tax liabilities, net	45,636	38,319
	1,226,611	819,324

Total liabilities	1,683,821	1,179,760

Shareholders’ equity, net
Capital stock	750,497	750,497
Investment shares	791	791
Additional paid-in capital	218,450	218,450
Legal reserve	163,194	163,194
Other reserves	269	269
Retained earnings	1,464,757	1,503,785
Other reserves of equity	(1,161)	(9,526)
Shareholders’ equity, net attributable to owners of the parent	2,596,797	2,627,460
Non-controlling interest	171,334	172,397
Total shareholders’ equity, net	2,768,131	2,799,857
Total liabilities and shareholders’ equity, net	4,451,952	3,979,617

Compañía de Minas Buenaventura S.A.A. Third Quarter 2021 Results Page 23 of 25

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Interim consolidated statements of profit or loss (unaudited)
As of September 30, 2021 and 2020

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	2021	2020	2021	2020
Continuing operations	US$(000)	US$(000)	US$(000)	US$(000)
Sales revenue
Sales of goods	213,788	219,763	624,942	417,080
Royalty income	3,439	4,757	12,305	14,042
Sales of services	3,134	3,675	9,858	9,360
Total sales revenue	220,361	228,195	647,105	440,482

Operating costs
Cost of sales of goods, excluding depreciation and amortization	(138,199)	(112,035)	(392,094)	(258,012)
Unabsorbed cost due to production stoppage	-	(9,207)	-	(27,924)
Cost of sales of services, excluding depreciation and amortization	(503)	(17)	(896)	(1,020)
Depreciation and amortization	(44,305)	(56,857)	(140,110)	(130,495)
Exploration in operating units	(17,058)	(7,598)	(40,901)	(16,063)
Mining royalties	(3,882)	(4,560)	(8,319)	(8,135)
Total operating costs	(203,947)	(190,274)	(582,320)	(441,649)
Gross profit (loss)	16,414	37,921	64,785	(1,167)

Operating expenses, net
Administrative expenses	(15,621)	(16,808)	(48,701)	(49,843)
Selling expenses	(4,935)	(5,289)	(14,690)	(12,067)
Exploration in non-operating areas	(3,530)	(1,802)	(7,228)	(5,267)
Write –off of stripping activity asset	-	-	(6,763)	-
Reversal for contingencies and others	(145)	(1,237)	284	(387)
Other, net	(5,770)	(76)	(7,366)	3,905
Total operating expenses, net	(30,001)	(25,212)	(84,464)	(63,659)

Operating profit (loss)	(13,587)	12,709	(19,679)	(64,826)

Share in the results of associates and joint venture	(30,862)	23,488	82,441	16,836
Financial income	489	928	4,243	2,240
Financial costs	(26,667)	(7,410)	(48,560)	(23,130)
Net loss from currency exchange difference	(31,914)	(776)	(40,861)	(3,891)

Profit (loss) before income tax	(102,541)	28,939	(22,416)	(72,771)

Current income tax	(2,446)	(3,230)	(17,269)	(6,337)
Deferred income tax	10,663	(4,791)	1,525	3,357
	8,217	(8,021)	(15,744)	(2,980)
Profit (loss) from continuing operations	(94,324)	20,918	(38,160)	(75,751)

Discontinued operations
Loss from discontinued operations attributable to equity holders of the parent	(104)	(1,468)	(2,384)	(4,280)
Net profit (loss)	(94,428)	19,450	(40,544)	(80,031)

Attributable to:
Equity holders of the parent	(91,852)	14,912	(39,293)	(68,918)
Non-controlling interest	(2,576)	4,538	(1,251)	(11,113)
	(94,428)	19,450	(40,544)	(80,031)

Basic and diluted profit (loss) per share attributable
to equity holders of the parent, stated in U.S. dollars	(0.36)	0.06	(0.15)	(0.27)

Compañía de Minas Buenaventura S.A.A. Third Quarter 2021 Results Page 24 of 25

Compañía de Minas Buenaventura S.A.A. and Subsidiaries
Interim condensed consolidated statements of cash flows (unaudited)
As of September 30, 2021 and December 31, 2020

	For the three-month period ended September 30, 2021		For the nine-month period ended September 30, 2021
	2021	2020	2021	2020
	US$(000)	US$(000)	US$(000)	US$(000)

Operating activities
Proceeds from sales	259,766	188,994	706,160	499,840
Recovery from value added tax and other taxes	2,965	21,781	24,665	36,608
Royalty received	5,095	4,199	13,978	16,694
Proceeds from dividends from related parties	3,760	-	46,480	2,631
Proceeds from dividends of financial investments	-	-	3,049	2,501
Insurance collection	-	4,381	-	4,381
Interest received	80	120	144	1,603
Payments for tax litigation	(544,229)	-	(552,639)	-
Payments to suppliers and third-parties, and other net	(146,072)	(81,267)	(448,957)	(309,796)
Payments to employees	(28,242)	(32,513)	(91,339)	(98,067)
Payments of income taxes and royalties paid to Peruvian State	(12,037)	(3,805)	(24,917)	(17,783)
Payments of interest	(3,317)	(4,892)	(10,655)	(17,518)
Payment of mining royalties	(2,073)	(2,838)	(4,377)	(4,471)

Net cash and cash equivalents provided by (used in) operating activities	(464,304)	94,160	(338,408)	116,623

Investing activities
Proceeds from sale of property, plant and equipment	222	285	479	21,469
Proceeds from sale of investments	-	-	3,640	-
Acquisitions of development costs, property, plant and equipment	(23,884)	(12,601)	(58,200)	(34,082)
Payments for acquisitions of other assets	(85)	(305)	(290)	(1,111)
Acquisition of investment in associate	−	−	-	(13,453)

Net cash and cash equivalents used in investing activities	(23,747)	(12,621)	(54,371)	(27,177)

Financing activities
Senior Notes bonds issue	540,096	-	540,096	-
Proceeds of bank loans	50,000	10,811	50,000	18,019
Payments of bank loans	(50,000)	-	(65,793)	(5,000)
Payments of financial obligations	(5,395)	(15,180)	(16,188)	(29,210)
Dividends paid to non-controlling interest	(2,760)	(2,660)	(5,240)	(3,940)
Increase of restricted time deposits	-	−	(29,117)	−
Short-term and low value lease payments	(10,445)	(3,508)	(25,770)	(10,903)
Payments of obligations for leases	(808)	(1,455)	(2,844)	(3,857)
Decrease of restricted bank accounts	1	(244)	56	215

Net cash and cash equivalents provided by (used in) in financing activities	520,689	(12,236)	445,200	(34,676)

Increase (decrease) in cash and cash equivalents during the period, net	32,638	69,303	52,421	54,770
Cash and cash equivalents at the beginning of the period	255,232	195,513	235,449	210,046

Cash and cash equivalents at period-end	287,870	264,816	287,870	264,816

Compañía de Minas Buenaventura S.A.A. Third Quarter 2021 Results Page 25 of 25

	For the three-month period ended September 30, 2021		For the nine-month period ended September 30, 2021
	2021	2020	2021	2020
	US$(000)	US$(000)	US$(000)	US$(000)

Reconciliation of net profit to cash and cash equivalents provided by operating activities

Net profit (loss)	(94,428)	19,450	(40,544)	(80,031)

Plus (less):
Depreciation and amortization in cost of sales	44,305	56,857	140,110	130,495
Net loss (gain) from currency exchange difference	31,914	776	40,861	3,891
Accretion expense of provision for closure of mining units and exploration projects	1,431	1,737	4,253	5,002
Provision for estimated fair value of sales	11,551	1,101	22,952	2,260
Fair value of provision for contingences liabilities	471	-	968	-
Depreciation and amortization in other, net	26	26	80	77
Bonus provision - executives & employes	2,529	2,541	8,756	10,569
Write –off of stripping activity asset	-	-	6,763	-
Depreciation and amortization in administration expenses	898	874	2,715	2,749
Workers´ participation provision	64	-	2,035	-
Net share in results of associates and joint venture	30,862	(23,488)	(82,441)	(16,836)
Reversal (provision) for impairment loss of inventories	5,091	(5,787)	1,093	8,670
Deferred income tax expense (income)	(10,663)	4,791	(1,525)	(3,357)
Recovery (expense) for provision for contingencies	145	1,237	(284)	387
Other minor	9,259	(427)	6,674	(3,156)

Net changes in operating assets and liabilities:
Decrease (increase) in operating assets -
Trade and other accounts receivable	33,111	(10,836)	38,428	83,384
Inventories	3,427	16,002	2,451	(19,336)
Income tax credit	(2,098)	(889)	9,404	14,542
Prepaid expenses	11,310	2,497	17,783	10,474

Increase (decrease) in operating liabilities -
Trade and other accounts payable	(297)	30,599	(8,624)	(13,464)
Provisions and contingent liabilities	(1,103)	(3,904)	(5,610)	(21,467)
Income tax payable	(1,640)	1,003	(1,596)	(3,362)

Payments for tax litigation	(544,229)	-	(552,639)	-
Proceeds from dividends	3,760	-	49,529	5,132

Net cash and cash equivalents provided by operating activities	(464,304)	94,160	(338,408)	116,623